Alcon Reports Second Quarter 2021 Results

•Second quarter sales of $2.1 billion, up 75% or 69% constant currency
•Growth in all Surgical and Vision Care categories
•First half cash from operations of $542 million and free cash flow of $320 million
•Raises full year guidance: sales of $8.0 - $8.2 billion, core diluted EPS of $2.00 - $2.10

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, August 17, 2021 - Alcon (SIX/NYSE:ALC), the global leader in eye care, reported its financial results for the three and six months ended June 30, 2021. For the second quarter of 2021, worldwide sales were $2.1 billion, an increase of 75% on a reported basis and 69% on a constant currency basis(2), as compared to the same quarter of the previous year. Second quarter 2021 diluted earnings per share were $0.31 and core diluted earnings per share were $0.56.
Second quarter and first half 2021 key figures

	Three months ended June 30		Six months ended June 30
	2021	2020	2021	2020
Net sales ($ millions)	2,094	1,198	4,004	3,020
Operating margin (%)	10.9%	(38.9)%	9.4%	(16.4)%
Core operating margin (%)(1)	18.2%	(6.6)%	18.1%	7.4%
Diluted earnings/(loss) per share ($)	0.31	(0.86)	0.48	(0.98)
Core diluted earnings/(loss) per share ($)(1)	0.56	(0.21)	1.05	0.24
"Our second quarter performance demonstrates the strength and resilience of our businesses, with our highest quarterly sales and earnings since our spin-off," said David Endicott, Alcon's Chief Executive Officer. "Strong commercial execution behind our new product launches resulted in all sales categories in Surgical and Vision Care posting growth over 2019, notwithstanding the continued impact of COVID-19."
Mr. Endicott continued, "The healthy recovery in the business underlies our confidence in driving top line growth with continued innovation and the growing demand for eye care. With the ongoing expansion of our manufacturing capacity, we remain focused on maintaining a steady stream of product flow as we expand our portfolio and respond to market demand."

Second quarter and first half 2021 results
Worldwide sales for the second quarter were $2.1 billion, an increase of 75% on a reported basis and 69% on a constant currency basis, compared to the second quarter of 2020. All categories benefited from the improvements in the eye care market, led by the strong recovery in the US and varied paces of recovery in international markets from the COVID-19 pandemic.
The following table highlights net sales by segment for the second quarter and first half of 2021:

	Three months ended June 30		Change %		Six months ended June 30		Change %
($ millions unless indicated otherwise)	2021	2020	$	cc(2)	2021	2020	$	cc(2)

Surgical
Implantables	387	176	120	113	731	486	50	46
Consumables	620	320	94	87	1,155	839	38	33
Equipment/other	199	106	88	83	397	261	52	49
Total Surgical	1,206	602	100	94	2,283	1,586	44	40
Vision Care
Contact lenses	535	329	63	57	1,044	831	26	22
Ocular health	353	267	32	28	677	603	12	10
Total Vision Care	888	596	49	44	1,721	1,434	20	17
Net sales to third parties	2,094	1,198	75	69	4,004	3,020	33	29
Surgical momentum continues
Surgical net sales of $1.2 billion, which include implantables, consumables and equipment/other, increased 100%, or 94% on a constant currency basis, compared to the second quarter of 2020, with strong increases across all three categories. Implantables growth was driven by market improvements as well as the continued adoption of advanced technology intraocular lenses, led by the launch of Vivity and continued strength of PanOptix. Consumables growth was driven primarily by the recovery in surgical procedures over the prior year, while the equipment/other category benefited from the healthy demand of refractive and cataract products. For the first half of 2021, Surgical net sales increased 44%, or 40% on a constant currency basis, compared to the first half of 2020.

Vision Care returns to growth; strong demand for Precision1, Systane and Pataday
Vision Care net sales of $0.9 billion, which include contact lenses and ocular health, increased 49%, or 44% on a constant currency basis, compared to the second quarter of 2020, also with double-digit increases across both categories. Contact lens growth reflected improvements in all product categories and continued momentum from the launch of Precision1 and Precision1 for Astigmatism. Growth in ocular health was led by Systane and Pataday, primarily due to the recent launch of Pataday Extra Strength. For the first half of 2021, Vision Care net sales increased 20%, or 17% on a constant currency basis, compared to the first half of 2020.

Operating income
Second quarter 2021 operating income was $229 million, which includes charges of $128 million from the amortization of certain intangible assets. Excluding this and other adjustments, second quarter 2021 core operating income was $382 million. The prior year period saw a broad slowdown in non-urgent surgeries and lower demand due to the COVID-19 pandemic. Second quarter core operating margin of 18.2% increased versus the prior year, mainly driven by higher sales, gross margin and operating leverage, as sales growth outpaced increases in marketing and selling expenses and research and development. The prior year was impacted by unabsorbed manufacturing overhead costs and provisions for expected credit losses related to COVID-19 as well as higher inventory provisions. Foreign exchange had a positive 70 basis point impact on second quarter 2021 core operating margin.
Operating income for the first half of 2021 was $378 million, which includes charges of $253 million from the amortization of certain intangible assets and a $45 million impairment of an intangible asset. Excluding these and other adjustments, core operating income for the first half of 2021 was $726 million and first half core operating margin was 18.1% compared to 7.4% for the same period last year. Foreign exchange had a positive 50 basis point impact on first half 2021 core operating margin.

Diluted earnings per share (EPS)
Second quarter 2021 diluted earnings per share were $0.31 and core diluted earnings per share were $0.56. First half 2021 diluted earnings per share were $0.48 and core diluted earnings per share were $1.05.

Balance sheet and cash flow highlights
The Company ended the second quarter with a cash position of $1.4 billion. Current year cash flows benefited from higher sales, lower separation and transformation payments, partially offset by the payment of $355 million for the acquisition of US distribution rights for Simbrinza, higher capital expenditures and a $54 million dividend payment. Cash flows from operations for the first six months of 2021 totaled $542 million and free cash flow(3) amounted to $320 million, compared to cash flows from operations of $58 million and negative free cash flow of $110 million for the same period in the previous year. The increase in free cash flow was driven by higher cash flows from operations, partially offset by higher capital expenditures. Financial debts totaled $4.1 billion, in line with prior year-end. The Company ended the second quarter with a net debt(4) position of $2.8 billion. The Company continues to have $1 billion available in its existing revolving credit facility as of August 17, 2021.

Financial outlook
The Company raised its full year outlook as follows. This guidance assumes that global markets return to 2019 levels at the end of the year. It further assumes that the US market will continue to grow relative to 2019 in the second half of the year and that international markets will return to 2019 levels early next year.

	May 2021	August 2021
Net sales	$7.8 to $8.0 billion	$8.0 to $8.2 billion
Core operating margin(1)	approximately 17%	approximately 17.5%
Core diluted EPS(1)	$1.85 to $1.95	$2.00 to $2.10

Webcast and Conference Call Instructions
The Company will host a conference call on August 18 at 2:00 p.m. Central European Summer Time / 8:00 a.m. Eastern Daylight Time to discuss its second quarter 2021 earnings results. The webcast can be accessed online through Alcon's Investor Relations website, investor.alcon.com. Listeners should log on approximately 10 minutes in advance. A replay will be available online within 24 hours after the event.
The Company's interim financial report and supplemental presentation materials can be found online through Alcon's Investor Relations website at the beginning of the conference, or by clicking on the link:
https://investor.alcon.com/news-and-events/events-and-presentations/event-details/2021/-Alcons-Second-Quarter-2021-Earnings-Conference-Call/default.aspx

Footnotes (pages 1-3)
(1)    Core results, such as core operating margin and core EPS, are non-IFRS measures. For additional information, including a reconciliation of such core results to the most directly comparable measures presented in accordance with IFRS, see the explanation of non-IFRS measures and reconciliation tables in the 'Non-IFRS measures as defined by the Company' and 'Financial tables' sections.
(2)    Constant currency (cc) is a non-IFRS measure. Growth in constant currency (cc) is calculated by translating the current year’s foreign currency items into US dollars using average exchange rates from the historical comparative period and comparing them to the values from the historical comparative period in US dollars. An explanation of non-IFRS measures can be found in the 'Non-IFRS measures as defined by the Company' section.
(3)    Free cash flow is a non-IFRS measure. For additional information regarding free cash flow, see the explanation of non-IFRS measures and reconciliation tables in the 'Non-IFRS measures as defined by the Company' and 'Financial Tables' sections.
(4)    Net (debt)/liquidity is a non-IFRS measure. For additional information regarding net (debt)/liquidity, see the explanation of non-IFRS measures and reconciliation tables in the 'Non-IFRS measures as defined by the Company' and 'Financial tables' sections.

Cautionary Note Regarding Forward-Looking Statements
This press release contains, and our officers and representatives may from time to time make, certain “forward-looking statements” within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipate,” “intend,” “commitment,” “look forward,” “maintain,” “plan,” “goal,” “seek,” “target,” “assume,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements Alcon makes regarding its liquidity, revenue, gross margin, effective tax rate, foreign currency exchange movements, earnings per share, its plans and decisions relating to various capital expenditures, capital allocation priorities and other discretionary items, market growth assumptions, and generally, its expectations concerning its future performance and the effects of the COVID-19 pandemic on its businesses.
Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on Alcon’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties and risks that are difficult to predict such as: the effect of the COVID-19 pandemic as well as other viral or disease outbreaks and the availability and the public’s acceptance of vaccines; the commercial success of its products and its ability to maintain and strengthen its position in its markets; the success of its research and development efforts, including its ability to innovate to compete effectively; its success in completing and integrating strategic acquisitions; its ability to successfully transition the manufacture, distribution and commercialization of Simbrinza from Novartis; its ability to leverage existing relationships with healthcare professionals to help drive patient adoption of Simbrinza; pricing pressure from changes in third party payor coverage and reimbursement methodologies; global and regional economic, financial, legal, tax, political, and social change; data breaches or other disruptions of its information technology systems; ongoing industry consolidation; its ability to properly educate and train healthcare providers on its products; changes in inventory levels or buying patterns of its customers; the impact of a disruption in its global supply chain or important facilities; ability to service its debt obligations; its ability to comply with the US Foreign Corrupt Practices Act of 1977 and other applicable anti-corruption laws, particularly given that it has entered into a three-year Deferred Prosecution Agreement with the US Department of Justice; uncertainty and impact relating to the potential phasing out of LIBOR and transition to alternative reference rates; the need for additional financing through the issuance of debt or equity; its reliance on outsourcing key business functions; its ability to protect its intellectual property; the impact of unauthorized importation of its products from countries with lower prices to countries with higher prices; uncertainties regarding the success of Alcon’s separation and spin-off from Novartis and the subsequent transformation program, including the expected separation and transformation costs, as well as any potential savings, incurred or realized by Alcon; the effects of litigation, including product liability lawsuits and government investigations; its ability to comply with all laws to which it may be subject; effect of product recalls or voluntary market withdrawals; the implementation of its enterprise resource planning system; its ability to attract and retain qualified personnel; the accuracy of its accounting estimates and assumptions, including pension plan obligations and the carrying value of intangible assets; the ability to obtain regulatory clearance and approval of its products as well as compliance with any post-approval obligations, including quality control of its manufacturing; legislative and regulatory reform; the ability of Alcon Pharmaceuticals Ltd. to comply with its investment tax incentive agreement with the Swiss State Secretariat for Economic Affairs in Switzerland and the Canton of Fribourg, Switzerland; its ability to manage environmental, social and governance matters to the satisfaction of its many stakeholders, some of which may have competing interests; its ability to operate as a stand-alone company; whether the transitional services Novartis has agreed to provide Alcon are sufficient; the impact of the spin-off from

Novartis on Alcon’s shareholder base; the impact of being listed on two stock exchanges; the ability to declare and pay dividends; the different rights afforded to its shareholders as a Swiss corporation compared to a US corporation; and the effect of maintaining or losing its foreign private issuer status under US securities laws. Additional factors are discussed in Alcon’s filings with the United States Securities and Exchange Commission, including its Form 20-F. Should one or more of these uncertainties or risks materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated. Therefore, you should not rely on any of these forward-looking statements.
Forward-looking statements in this press release speak only as of the date of its filing, and Alcon assumes no obligation to update forward-looking statements as a result of new information, future events or otherwise.

Intellectual Property
This report may contain references to our proprietary intellectual property. All product names appearing in italics or ALL CAPS are trademarks owned by or licensed to Alcon Inc. Product names identified by a "®" or a "™" are trademarks that are not owned by or licensed to Alcon or its subsidiaries and are the property of their respective owners.

Non-IFRS measures as defined by the Company
Alcon uses certain non-IFRS metrics when measuring performance, including when measuring current period results against prior periods, including core results, percentage changes measured in constant currencies, free cash flow, and net (debt)/liquidity.
Because of their non-standardized definitions, the non-IFRS measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These supplemental non-IFRS measures are presented solely to permit investors to more fully understand how Alcon management assesses underlying performance. These supplemental non-IFRS measures are not, and should not be viewed as, a substitute for IFRS measures.
Core results
Alcon core results, including core operating income and core net income, exclude all amortization and impairment charges of intangible assets, excluding software, net gains and losses on fund investments and equity securities valued at fair value through profit and loss ("FVPL"), fair value adjustments of financial assets in the form of options to acquire a company carried at FVPL, obligations related to product recalls, and certain acquisition related items. The following items that exceed a threshold of $10 million and are deemed exceptional are also excluded from core results: integration and divestment related income and expenses, divestment gains and losses, restructuring charges/releases and related items, legal related items, gains/losses on early extinguishment of debt or debt modifications, past service costs for post-employment benefit plans, impairments of property, plant and equipment and software, as well as income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a $10 million threshold.

Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions.
Alcon believes that investor understanding of its performance is enhanced by disclosing core measures of performance because, since they exclude items that can vary significantly from period to period, the core measures enable a helpful comparison of business performance across periods. For this same reason, Alcon uses these core measures in addition to IFRS and other measures as important factors in assessing its performance.
A limitation of the core measures is that they provide a view of Alcon operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of purchased intangible assets and restructurings.
Constant currencies
Changes in the relative values of non-US currencies to the US dollar can affect Alcon's financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about changes in our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.
Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the consolidated income statement excluding:
•the impact of translating the income statements of consolidated entities from their non-US dollar functional currencies to the US dollar; and
•the impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.
Alcon calculates constant currency measures by translating the current year's foreign currency values for sales and other income statement items into US dollars, using the average exchange rates from the historical comparative period and comparing them to the values from the historical comparative period in US dollars.
Free cash flow
Alcon defines free cash flow as net cash flows from operating activities less cash flow associated with the purchase or sale of property, plant and equipment. Free cash flow is presented as additional information because Alcon management believes it is a useful supplemental indicator of Alcon's ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is not intended to be a substitute measure for net cash flows from operating activities as determined under IFRS.
Net (debt)/liquidity
Alcon defines net (debt)/liquidity as current and non-current financial debt less cash and cash equivalents, current investments and derivative financial instruments. Net (debt)/liquidity is presented as additional information because management believes it is a useful supplemental indicator of Alcon's ability to pay dividends, to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet.

Growth rate and margin calculations
For ease of understanding, Alcon uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared to the prior year is shown as a positive growth.
Gross margins, operating income/(loss) margins and core operating income margins are calculated based upon net sales to third parties unless otherwise noted.
Reconciliation of guidance for forward-looking non-IFRS measures
The forward-looking guidance included in this press release cannot be reconciled to the comparable IFRS measures without unreasonable efforts, because we are not able to predict with reasonable certainty the ultimate amount or nature of exceptional items in the fiscal year. These items are uncertain, depend on many factors and could have a material impact on our IFRS results for the guidance period.

Financial tables
Net sales by region

	Three months ended June 30				Six months ended June 30
($ millions unless indicated otherwise)	2021		2020		2021		2020

United States	958	46%	493	41%	1,793	45%	1,285	43%
International	1,136	54%	705	59%	2,211	55%	1,735	57%
Net sales to third parties	2,094	100%	1,198	100%	4,004	100%	3,020	100%

Consolidated income statement (unaudited)

	Three months ended June 30		Six months ended June 30
($ millions except earnings/(loss) per share)	2021	2020	2021	2020
Net sales to third parties	2,094	1,198	4,004	3,020
Other revenues	16	16	36	35
Net sales and other revenues	2,110	1,214	4,040	3,055
Cost of net sales	(875)	(854)	(1,755)	(1,806)
Cost of other revenues	(15)	(15)	(34)	(32)
Gross profit	1,220	345	2,251	1,217
Selling, general & administration	(785)	(595)	(1,484)	(1,272)
Research & development	(178)	(163)	(344)	(302)
Other income	5	9	14	18
Other expense	(33)	(62)	(59)	(155)
Operating income/(loss)	229	(466)	378	(494)
Interest expense	(30)	(30)	(61)	(61)
Other financial income & expense	(8)	(6)	(17)	(16)
Income/(loss) before taxes	191	(502)	300	(571)
Taxes	(40)	80	(65)	92
Net income/(loss)	151	(422)	235	(479)

Earnings/(loss) per share ($)
Basic	0.31	(0.86)	0.48	(0.98)
Diluted	0.31	(0.86)	0.48	(0.98)

Weighted average number of shares outstanding (millions)
Basic	490.0	489.0	489.9	488.8
Diluted	493.2	489.0	492.8	488.8

Balance sheet highlights

($ millions)	June 30, 2021	December 31, 2020
Cash and cash equivalents	1,366	1,557
Current financial debts	136	169
Non-current financial debts	3,986	3,949
Free cash flow
The following is a summary of free cash flow for the six months ended June 30, 2021 and 2020, together with a reconciliation to net cash flows from operating activities, the most directly comparable IFRS measure:

	Six months ended June 30
($ millions)	2021	2020
Net cash flows from operating activities	542	58
Purchase of property, plant & equipment	(222)	(168)
Free cash flow	320	(110)

Net (debt)/liquidity

($ millions)	At June 30, 2021
Current financial debt	(136)
Non-current financial debt	(3,986)
Total financial debt	(4,122)

Less liquidity:
Cash and cash equivalents	1,366
Derivative financial instruments	3
Total liquidity	1,369
Net (debt)	(2,753)

Reconciliation of IFRS Results to Core Results
Three months ended June 30, 2021

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments(2)	Separation costs(3)	Transformation costs(4)	Other items(5)	Core results
Gross profit	1,220	128	—	—	—	—	1,348
Selling, general & administration	(785)	—	—	2	—	—	(783)
Research & development	(178)	—	—	—	—	3	(175)
Other income	5	—	—	—	—	—	5
Other expense	(33)	—	—	4	15	1	(13)
Operating income	229	128	—	6	15	4	382
Income before taxes	191	128	—	6	15	4	344
Taxes(6)	(40)	(23)	—	(2)	(3)	2	(66)
Net income	151	105	—	4	12	6	278
Basic earnings per share ($)	0.31						0.57
Diluted earnings per share ($)	0.31						0.56
Basic - weighted average shares outstanding (millions)(7)	490.0						490.0
Diluted - weighted average shares outstanding (millions)(7)	493.2						493.2

Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS Results to Core Results' tables.
Three months ended June 30, 2020

($ millions except (loss) per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments (2)	Separation costs(3)	Transformation costs(4)	Other items(5)	Core results
Gross profit	345	250	41	4	—	14	654
Selling, general & administration	(595)	—	—	6	—	—	(589)
Research & development	(163)	8	—	—	—	9	(146)
Other income	9	—	—	—	—	(3)	6
Other expense	(62)	—	—	52	13	(7)	(4)
Operating (loss)	(466)	258	41	62	13	13	(79)
(Loss) before taxes	(502)	258	41	62	13	13	(115)
Taxes(6)	80	(43)	(10)	(11)	(3)	(1)	12
Net (loss)	(422)	215	31	51	10	12	(103)
Basic (loss) per share ($)	(0.86)						(0.21)
Diluted (loss) per share ($)	(0.86)						(0.21)
Basic - weighted average shares outstanding (millions)(7)	489.0						489.0
Diluted - weighted average shares outstanding (millions)(7)	489.0						489.0

Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS Results to Core Results' tables.

Six months ended June 30, 2021

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments(2)	Separation costs(3)	Transformation costs(4)	Other items(5)	Core results
Gross profit	2,251	253	45	—	—	—	2,549
Selling, general & administration	(1,484)	—	—	9	—	—	(1,475)
Research & development	(344)	—	—	—	—	8	(336)
Other income	14	—	—	—	—	(1)	13
Other expense	(59)	—	—	7	26	1	(25)
Operating income	378	253	45	16	26	8	726
Income before taxes	300	253	45	16	26	8	648
Taxes(6)	(65)	(46)	(10)	(4)	(5)	1	(129)
Net income	235	207	35	12	21	9	519
Basic earnings per share ($)	0.48						1.06
Diluted earnings per share ($)	0.48						1.05
Basic - weighted average shares outstanding (millions)(7)	489.9						489.9
Diluted - weighted average shares outstanding (millions)(7)	492.8						492.8
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS Results to Core Results' tables.
Six months ended June 30, 2020

($ millions except (loss)/earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments(2)	Separation costs(3)	Transformation costs(4)	Other items(5)	Core results
Gross profit	1,217	502	57	7	—	4	1,787
Selling, general & administration	(1,272)	—	—	9	—	—	(1,263)
Research & development	(302)	15	—	—	—	(11)	(298)
Other income	18	—	—	—	—	(3)	15
Other expense	(155)	—	—	117	20	—	(18)
Operating (loss)/income	(494)	517	57	133	20	(10)	223
(Loss)/income before taxes	(571)	517	57	133	20	(10)	146
Taxes(6)	92	(87)	(14)	(24)	(4)	7	(30)
Net (loss)/income	(479)	430	43	109	16	(3)	116
Basic (loss)/earnings per share ($)	(0.98)						0.24
Diluted (loss)/earnings per share ($)	(0.98)						0.24
Basic - weighted average shares outstanding (millions)(7)	488.8						488.8
Diluted - weighted average shares outstanding (millions)(7)	488.8						491.4
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS Results to Core Results' tables.

Explanatory footnotes to IFRS Results to Core Results reconciliation tables
(1)Includes recurring amortization for all intangible assets other than software.
(2)Includes impairment charges related to intangible assets.
(3)Separation costs are expected to be incurred over the two to three-year period following the completion of the spin-off from Novartis and primarily include costs related to IT and third party consulting fees.
(4)Transformation costs, primarily related to restructuring and third party consulting fees, for the multi-year transformation program.
(5)For the three months ended June 30, 2021, Research & development includes the amortization of option rights. Other expense includes fair value adjustments of financial assets.
For the three months ended June 30, 2020, Gross profit includes losses on disposal of property, plant & equipment and a fair value adjustment of a contingent consideration liability. Research & development includes amortization of option rights. Other income and expense include fair value adjustments of financial assets.
For the six months ended June 30, 2021, Research & development includes the amortization of option rights. Other income and Other expense include fair value adjustments of financial assets.
For the six months ended June 30, 2020, Gross profit includes $9 million losses on disposal of property, plant & equipment partially offset by a $5 million fair value adjustment of a contingent consideration liability. Research & development includes a $34 million fair value adjustment of a contingent consideration liability, partially offset by $23 million in amortization of option rights. Other income primarily includes fair value adjustments of a financial asset.
(6)For the three months ended June 30, 2021, total tax adjustments of $26 million include tax associated with operating income core adjustments and discrete tax items. Tax associated with operating income core adjustments of $153 million totaled $29 million with an average tax rate of 19.0%.
For the three months ended June 30, 2020, total tax adjustments of $68 million include tax associated with operating income core adjustments and discrete tax items. Tax associated with operating income core adjustments of $387 million totaled $67 million with an average tax rate of 17.3%.
For the six months ended June 30, 2021, total tax adjustments of $64 million include tax associated with operating income core adjustments and discrete tax items. Tax associated with operating income core adjustments of $348 million totaled $67 million with an average tax rate of 19.3%.
For the six months ended June 30, 2020, total tax adjustments of $122 million include tax associated with operating income core adjustments and discrete tax items. Tax associated with operating income core adjustments of $717 million totaled $132 million with an average tax rate of 18.4%. Core tax adjustments for discrete items totaled $10 million primarily related to tax expense from the delayed spin of a legal entity.
(7)For the three and six months ended June 30, 2021 and the six months ended June 30, 2020, core basic earnings per share is calculated using the weighted-average shares of common stock outstanding during the period. Core diluted earnings per share also contemplate dilutive shares associated with unvested equity-based awards as described in Note 5 to the Condensed Consolidated Interim Financial Statements.
For the three months ended June 30, 2020, core basic and diluted loss per share was calculated using the weighted-average shares of common stock outstanding during the period.

About Alcon
Alcon helps people see brilliantly. As the global leader in eye care with a heritage spanning more than seven decades, we offer the broadest portfolio of products to enhance sight and improve people’s lives. Our Surgical and Vision Care products touch the lives of more than 260 million people in over 140 countries each year living with conditions like cataracts, glaucoma, retinal diseases and refractive errors. Our more than 23,000 associates are enhancing the quality of life through innovative products, partnerships with eye care professionals and programs that advance access to quality eye care. Learn more at www.alcon.com.

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